SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 28, 2006

_________________

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

_________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __    No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-__________

Enclosure:	A press released dated March 28, 2006 announcing the main resolutions to be submitted for shareholders’ approval at the Company’s Annual General Meeting, which will be held in Amsterdam on Thursday, April 27, 2006.

STMicroelectronics Reports on Main Resolutions to be
proposed at Annual General Meeting of Shareholders

Geneva, March 28, 2006 — STMicroelectronics (NYSE: STM) has announced the main resolutions to be submitted for shareholders’ approval at the Company’s Annual General Meeting, which will be held in Amsterdam on Thursday, April 27, 2006.

The main resolutions, proposed by the Supervisory Board, include:

•	Approval of the Company’s 2005 accounts reported for the first time in accordance with International Financial Reporting Standards (IFRS). (2005 accounts reported under U.S. GAAP were filed with the Securities Exchange Commission under cover of Form 20-F on March 3, 2006.)

•	The appointments as members of the Supervisory Board of Messrs. Doug Dunn and Didier Lamouche for three-year terms, and Robert White, for a one-year term.

•	The distribution of a cash dividend of US$0.12. If approved, the Company’s common shares would trade ex-dividend on the three stock exchanges on which they are listed, on Monday, May 22, 2006. For holders of shares listed on Euronext Paris and the Milan Stock Exchange (Borsa Italiana), Monday, May 22, 2006 would also be the payment date. For holders of shares listed on the New York Stock Exchange, the record date would be Wednesday, May 24, 2006, and the payment date would be on or after Tuesday, May 30, 2006. Transfers between New York and European (Dutch) registered shares would be closed from the end of business in Europe on Friday, May 19, 2006, until the open of business in New York on Thursday, May 25, 2006.

The complete Agenda and relevant detailed information concerning the STMicroelectronics N.V. Annual General Meeting, as well as all related AGM materials, will be available on the Company’s website www.st.com beginning March 28, 2006, and made available to shareholders in compliance with legal requirements.

About STMicroelectronics

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. Further information on ST can be found at www.st.com.

INVESTOR RELATIONS:

Stanley March
Investor Relations Vice President
Tel: +1 212 821 8939
Fax: +1 212 821 8923
email: stan.march@st.com

Benoit De Leusse STMicroelectronics Investor Relations Director Tel: +41 22 929 58 12 Fax: +41 22 929 69 61 email: benoit.de-leusse@st.com	Fabrizio Rossini STMicroelectronics Investor Relations Senior Manager Tel: +41 22 929 69 73 Fax: +41 22 929 69 61 email: fabrizio.rossini@st.com
MEDIA RELATIONS:
Maria Grazia Prestini STMicroelectronics Director, Corporate Media Relations Tel: +41 2 29 29 69 45 Fax: +41 2 29 29 69 50 email: mariagrazia.prestini@st.com	Michael Markowitz Director, U.S. Media Relations Tel: +1 212 821 8959 Fax: +1 212 821 8922 email: michael.markowitz@st.com
Sandrine Romano Burson-Marsteller Paris Tel: +33 1 41 86 76 77 Cell: +33 (0) 6 11 80 72 78 email: sandrine_romano@fr.brn.com	Guerric de Beauregard Burson-Marsteller Paris Tel: +33 1 41 86 76 82 Cell: +33 (0) 6 59 19 80 email: guerric_debeauregard@fr.bm.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: March 28, 2006	By: /s/ CARLO FERRO

Name:	Carlo Ferro
Title:	Executive Vice President and Chief Financial Officer